UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.            )*
                                        ------------

                              Rentrak Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    760174-2
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                                 (CUSIP Number)


                                John M. McGuigan
                                 (530)224-5560
                      1200 Union Bank of California Tower
                           707 S.W. Washington Street
                               Portland, OR 97205
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 23, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  760174-2                 13D


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rentrak Japan, K.K.
     None
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

     N/A
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   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



     BK
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

     N/A
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION



     Japan
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            614,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             614,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        614,000

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
        N/A
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.69%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

Item 1.  Security and Issuer
                  This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Rentrak Corporation, an Oregon corporation (the "Issuer"). The Issuer's principal executive offices are located at 7700 N.E. Ambassador Place, Portland, Oregon 97220.

Item 2.  Identity and Background

Name of Reporting Person:  Rentrak Japan, K.K.
Place of Organization:  Japan
Principal Business:  Rental video cassette software distribution.
Address of Principal Business:  Yebisu Garden Place
                                4.20-3 Ebisu
                                Shibuya-ku, Yokyo 150 JAPAN
Involvement in Certain Legal Proceedings (Items 2(d) and 2(e)):

                  Neither Rentrak Japan nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject CCC or any person listed in Exhibit A to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The  name,   business   address,   principal   occupation  and
citizenship of each executive officer, director and controlling person of the reporting person are contained in Attachment A.

Item 3.  Source and Amount of Funds or Other Consideration
                  Rentrak Japan obtained the funds to purchase the 614,000 shares of the Common Stock of the Issuer through bank loans with Sakura Bank (300 million yen) and Industrial Bank of Japan (150 million yen).

Item 4.  Purpose of Transaction
                  Rentrak Japan and Culture Convenience Club Co., Ltd ("CCC") are affiated corporations. In order to further focus on each affiliated corporation's core business activities, CCC is transferring its shares of the Issuer to Rentrak Japan. Rentrak Japan intends to acquire the remainder of CCC's Common Stock of the Issuer in the future. Rentrak Japan and its affiliates have no current plan to purchase any significant number of additional shares of the Issuer's Common Stock, to sell any significant number of shares, or to take or cause any other extraordinary corporate transaction involving the Issuer.

Item 5.  Interest in Securities of the Issuer
                  (a) Rentrak Japan now owns 614,000 shares of the common stock of Rentrak Corporation, which, to Rentrak Japan's knowledge, currently represents approximately 5.69 percent of the Issuer's currently issued and outstanding Common Stock.

                  (b)  See Cover Page Lines 7-10.

                  (c) n/a

                  (d) n/a

                  (e) February 23, 1998

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  CCC and the Issuer are currently parties to a Business Cooperation Agreement which provides CCC with certain rights and obligations in regards to the Issuer. Based on the fact that this transfer of Common Stock is between affiliated companies, Rentrak Japan plans on entering into an agreement similar to the Business Cooperation Agreement with the Issuer.

Item 7.  Material to be Filed as Exhibits
     None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENTRAK JAPAN, K.K.

/s/Muneaki Masuda                                    March 5, 1998
------------------------                             ---------------------------
Muneaki Masuda, Chairman                             Date

                                  ATTACHMENT A

                            Amendment to Schedule 13D

                               Rentrak Japan, K.K.

          List of Directors, Executive Officers and Controlling Persons
          -------------------------------------------------------------

                                                                RESIDENCE/
NAME                ADDRESS           TITLE                     CITIZENSHIP
----                -------           -----                     -----------
So-Tsu Co., Ltd.      (1)     50.00% Shareholder                   Japan

Rentrak Corporation   (2)     10.00% Shareholder                   U.S.A.

Muneaki Masuda        (1)     Chairman                             Japan
                              Representative Director
                              35.00% Shareholder

Takaai Kusaka         (3)     President                            Japan
                              Representative Director

Chiaki Furuzono       (3)     Vice President                       Japan
                              Director

Robert Berger         (2)     Director                             U.S.A.

Steve Roberts         (2)     Director                             U.S.A.

Jun'ichiro Nishimura  (3)     Director                             Japan

Sei'ichi Imanishi     (3)     Auditing Director                    Japan

(1)      Culture Convenience Club Co., Ltd.
         Sumitomo OBP Plaza Bldg.
         1-4-70 Shiromi
         Chuo-ku, Osaka 540
         JAPAN

(2)      Rentrak Corporation
         7700 N.E. Ambassador Pl.
         Portland, OR 97220

(3)      Rentrak Japan, K.K.
         Yebisu Garden Place Tower
         4-20-3 Ebisu
         Shibuya-ku, Tokyo 150
         JAPAN